Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2019 and 2018
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$129,978	$286,312
Term deposits		4,889	6,646
Restricted cash		20	296
Marketable securities		3,357	2,572
Accounts receivable and other	4	77,616	80,987
Inventories	5	151,459	137,885
Assets held for sale	14	12,591	—
		379,910	514,698
Restricted cash		3,234	13,449
Other assets		15,418	10,592
Defined benefit pension plan		9,467	9,120
Property, plant and equipment		3,997,067	3,988,476
Goodwill		92,591	92,591
		$4,497,687	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$121,284	$137,900
Current portion of lease liabilities		8,420	2,978
Current portion of debt	6	33,333	—
Current portion of asset retirement obligations		824	824
Liabilities associated with assets held for sale	14	4,207	—
		168,068	141,702
Debt	6	449,755	595,977
Lease liabilities		18,529	6,538
Defined benefit pension plan		14,884	14,375
Asset retirement obligations		88,568	93,319
Deferred income tax liabilities		419,205	429,929
		1,159,009	1,281,840
Equity
Share capital		3,008,172	3,007,924
Treasury stock		(8,737)	(10,104)
Contributed surplus		2,625,457	2,620,799
Accumulated other comprehensive loss		(24,296)	(24,494)
Deficit		(2,321,034)	(2,310,453)
Total equity attributable to shareholders of the Company		3,279,562	3,283,672
Attributable to non-controlling interests		59,116	63,414
		3,338,678	3,347,086
		$4,497,687	$4,628,926
Approved on behalf of the Board of Directors

(Signed) John Webster Director          (Signed) George Burns     Director

Date of approval: October 31, 2019

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Revenue
Metal sales	7	$172,256	$81,070	$425,958	$366,146

Cost of sales
Production costs		84,813	56,066	237,630	209,145
Depreciation and amortization		40,017	20,257	101,147	83,927
		124,830	76,323	338,777	293,072

Earnings from mine operations		47,426	4,747	87,181	73,074

Exploration and evaluation expense		2,774	8,014	10,668	26,668
Mine standby costs		2,529	4,460	13,972	11,470
General and administrative expense		7,431	10,896	22,687	33,127
Defined benefit pension plan expense		458	201	1,567	2,331
Share based payments	10	2,727	1,580	8,127	5,742
Impairment (reversal of impairment)	14,15	—	117,570	(11,690)	117,570
(Write-up) write-down of assets		(414)	536	13	1,386
Foreign exchange loss (gain)		643	(3,034)	878	374
Earnings (loss) from operations		31,278	(135,476)	40,959	(125,594)

Other income	8(a)	871	6,284	11,159	13,878
Finance costs	8(b)	(13,170)	(839)	(37,287)	(8,113)
Earnings (loss) from operations before income tax		18,979	(130,031)	14,831	(119,829)

Income tax expense		15,888	661	29,930	29,324
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)

Attributable to:
Shareholders of the Company		4,233	(128,045)	(10,581)	(143,718)
Non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)

Weighted average number of shares outstanding (thousands)
Basic		158,462	158,294	158,409	158,434
Diluted		161,735	158,294	158,409	158,434

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.03	$(0.81)	$(0.07)	$(0.91)
Diluted earnings (loss) per share		$0.03	$(0.81)	$(0.07)	$(0.91)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax		(378)	(875)	785	(2,034)
Actuarial (loss) gain on defined benefit pension plan, net of tax		(178)	(200)	(587)	450
Total other comprehensive income (loss) for the period		(556)	(1,075)	198	(1,584)
Total comprehensive income (loss) for the period		$2,535	$(131,767)	$(14,901)	$(150,737)

Attributable to:
Shareholders of the Company		3,677	(129,120)	(10,383)	(145,302)
Non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
		$2,535	$(131,767)	$(14,901)	$(150,737)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)
Items not affecting cash:
Depreciation and amortization		41,759	19,828	102,889	83,498
Finance costs	8(b)	13,170	839	37,287	8,113
Unrealized foreign exchange (gain) loss		(555)	(144)	(906)	274
Income from royalty sale	8(a)	—	—	(8,075)	—
Income tax expense		15,888	661	29,930	29,324
Impairment (reversal) of impairment	14,15	—	117,570	(11,690)	117,570
(Write-up) write-down of assets		(414)	536	13	1,386
Gain on derivatives and other investments	8(a)	—	(2,326)	—	(4,520)
Share based payments	10	2,727	1,580	8,127	5,742
Defined benefit pension plan expense		458	201	1,567	2,331
		76,124	8,053	144,043	94,565
Property reclamation payments		(759)	(801)	(2,555)	(3,200)
Severance and pension payments		(332)	(49)	(1,681)	(2,299)
Income taxes paid		(8,593)	(8,860)	(12,603)	(24,461)
Interest paid		(3,505)	—	(18,641)	(4,203)
Changes in non-cash working capital	11	(11,728)	15,638	(6,961)	2,200
Net cash generated from operating activities		51,207	13,981	101,602	62,602

Investing activities
Purchase of property, plant and equipment		(34,760)	(56,203)	(148,700)	(160,491)
Capitalized interest paid		—	—	(3,848)	(14,172)
Proceeds from the sale of property, plant and equipment		108	68	3,880	7,880
Proceeds on pre-commercial production sales, net		—	(3,894)	12,159	1,308
Value added taxes related to mineral property expenditures, net		104	1,858	(7,615)	6,660
(Investment in) redemption of term deposits		(114)	(5)	1,757	(1,123)
Decrease (increase) in restricted cash	6(b)	297	(30)	10,491	(898)
Net cash used in investing activities		(34,365)	(58,206)	(131,876)	(160,836)

Financing activities
Issuance of common shares for cash		161	—	179	—
Contributions from non-controlling interests		220	—	220	—
Proceeds from borrowings		—	—	494,000	—
Repayment of borrowings	6(c)	—	—	(600,000)	—
Loan financing costs		(428)	—	(15,423)	—
Principal elements of lease payments		(2,387)	(601)	(4,773)	(815)
Purchase of treasury stock		—	—	—	(2,108)
Net cash used in financing activities		(2,434)	(601)	(125,797)	(2,923)

Net increase (decrease) in cash and cash equivalents		14,408	(44,826)	(156,071)	(101,157)
Cash and cash equivalents - beginning of period		115,833	423,170	286,312	479,501
		130,241	378,344	130,241	378,344
Cash in disposal group held for sale	14	(263)	—	(263)	—
Cash and cash equivalents - end of period		$129,978	$378,344	$129,978	$378,344

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Share capital
Balance beginning of period		$3,007,944	$3,007,924	$3,007,924	$3,007,924
Shares issued upon exercise of share options, for cash		161	—	179	—
Transfer of contributed surplus on exercise of options		67	—	69	—
Balance end of period		$3,008,172	$3,007,924	$3,008,172	$3,007,924

Treasury stock
Balance beginning of period		$(8,813)	$(10,104)	$(10,104)	$(11,056)
Purchase of treasury stock		—	—	—	(2,108)
Shares redeemed upon exercise of restricted share units		76	—	1,367	3,060
Balance end of period		$(8,737)	$(10,104)	$(8,737)	$(10,104)

Contributed surplus
Balance beginning of period		$2,623,523	$2,617,108	$2,620,799	$2,616,593
Share based payments		2,077	1,861	6,094	5,436
Shares redeemed upon exercise of restricted share units		(76)	—	(1,367)	(3,060)
Transfer to share capital on exercise of options		(67)	—	(69)	—
Balance end of period		$2,625,457	$2,618,969	$2,625,457	$2,618,969

Accumulated other comprehensive loss
Balance beginning of period		$(23,740)	$(21,859)	$(24,494)	$(21,350)
Other comprehensive (loss) income for the period		(556)	(1,075)	198	(1,584)
Balance end of period		$(24,296)	$(22,934)	$(24,296)	$(22,934)

Deficit
Balance beginning of period		$(2,325,267)	$(1,964,242)	$(2,310,453)	$(1,948,569)
Net earnings (loss) attributable to shareholders of the Company		4,233	(128,045)	(10,581)	(143,718)
Balance end of period		$(2,321,034)	$(2,092,287)	$(2,321,034)	$(2,092,287)
Total equity attributable to shareholders of the Company		$3,279,562	$3,501,568	$3,279,562	$3,501,568

Non-controlling interests
Balance beginning of period		$60,257	$78,153	$63,414	$79,940
Net loss attributable to non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
Contributions from non-controlling interests		1	220	220	1,221
Balance end of period		$59,116	$75,726	$59,116	$75,726
Total equity		$3,338,678	$3,577,294	$3,338,678	$3,577,294

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, Brazil and Serbia.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation

a)	Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018.
Except as described in note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances have been reclassified to conform to current period presentation.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 31, 2019.

b)	Judgment and estimates
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The Company applies judgment to determine the date on which a mine development property enters the commercial production stage. On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque recognizes all revenue and costs in profit or loss. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.
All other significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2019:
a)IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company was permitted to elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by the underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17 'Leases'.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases in a similar economic environment).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards (continued)
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in property, plant and equipment	$11,345	$9,379	$20,724
Lease liabilities – current	2,978	2,658	5,636
Lease liabilities – non-current	6,538	6,168	12,706
Accounts receivable and other	80,987	(553)	80,434

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64,690
Exclusion of arrangements to explore for or use minerals	(53,186)
Leases with low value at January 1, 2019	(1,677)
Leases with less than 12 months of remaining lease term at January 1, 2019	(866)
Arrangements reassessed as leases	3,120
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3,255)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8,826

The following is the new accounting policy for leases under IFRS 16:
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain re-measurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards (continued)
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgment to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgment in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.

b)	IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no material impact on its unaudited condensed consolidated interim financial statements.

4. Accounts receivable and other

	September 30, 2019	December 31, 2018

Trade receivables	$35,329	$22,072
Value added tax and other taxes recoverable	18,096	34,791
Other receivables and advances	10,313	8,378
Prepaid expenses and deposits	13,878	15,746
	$77,616	$80,987

5. Inventories

	September 30, 2019	December 31, 2018

Ore stockpiles	$6,155	$5,615
In-process inventory and finished goods	66,069	55,978
Materials and supplies	79,235	76,292
	$151,459	$137,885

Charges of $406 and $1,010 were recognized in production costs and depreciation, respectively, in the three months ended September 30, 2019 to reduce the cost of gold, lead and zinc concentrate inventory at Olympias and Stratoni to net realizable value (three months ended September 30, 2018 – $429 recognized in depreciation at Stratoni).
Charges of $792 and $5,283 were recognized in production costs and depreciation, respectively, in the nine months ended September 30, 2019 to reduce the cost of gold, lead and zinc concentrate inventory at Olympias and Stratoni to net realizable value (nine months ended September 30, 2018 – $429 recognized in depreciation at Stratoni).

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt

	September 30, 2019	December 31, 2018
Senior notes, net of unamortized discount and transaction costs of $14,538 (2018 - $4,023)	$286,835	$595,977
Term loan, net of unamortized transaction costs of $2,374	197,626	—
Derivative asset	(1,373)	—
Total debt	$483,088	$595,977
Less current portion	33,333	—
	$449,755	$595,977

(a) Senior Secured Second Lien Notes
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The Company received $287.1 million from the offering, which is net of the original issue discount of $6,000, commission payment and certain transaction costs paid to or on behalf of the lenders totaling $6,903. The debt is also presented net of transaction costs of $2,636 incurred directly by the Company in conjunction with the offering. The original discount, commission payment and transaction costs will be amortized over the term of the senior secured notes and included as finance costs. Net proceeds from the senior secured notes were used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 15, 2020.
The senior secured notes are secured on a second lien basis by a general security agreement from the Company by the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The senior secured notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 1, 2021 at a redemption price equal to 100% of the aggregate principal amount of the senior secured notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.

ii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:

December 1, 2021               107.125%
December 1, 2022 and thereafter    100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $1,373 on initial recognition of the senior secured notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The change in fair value between the initial recognition date and September 30, 2019 was not significant.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2019.
The fair market value of the senior secured notes as at September 30, 2019 is $325 million.

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt (continued)
(b) Senior Secured Credit Facility
In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks. The credit facility was amended and restated in June 2016 (the "amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature. In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”), replacing the ARCA. The TARCA consists of the following:

i)
A $200 million non-revolving term loan with six equal semi-annual payments commencing June 30, 2020. The term loan was used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 2020.

ii)	A $250 million revolving credit facility with a maturity date of June 5, 2024.
As at September 30, 2019, the Company has outstanding EUR 57.7 million ($62.8 million) in non-financial letters of credit. In October 2019, an additional CAD 0.4 million ($0.3 million) in non-financial letters of credit were outstanding. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. The non-financial letters of credit reduce availability under the revolving credit facility by corresponding amounts. Concurrent to the establishment of the facility, $10.6 million of restricted cash was released that had previously been held to secure letters of credit.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at September 30, 2019.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. The Company’s current interest charges and fees are as follows: LIBOR plus margin of 3.25% on the term loan and any amounts drawn from the revolving credit facility, LIBOR plus margin of 2.17% on non-financial letters of credit secured by the revolving credit facility and 0.8125% standby fees on the available and undrawn portion of the revolving credit facility.
The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The term loan is presented net of transaction costs of $2,615 incurred in conjunction with the amendment. The transaction costs will be amortized over the term of the term loan and included in finance costs.
Fees of $3,269 relating to the undrawn revolving credit facility have been recorded in other assets and will be amortized over the term of the TARCA. As at September 30, 2019, the prepaid loan cost was $3,005 (December 31, 2018 – $749). $524 of unamortized deferred financing costs relating to the ARCA were expensed as interest and financing costs on the amendment date (note 8(b)).
No amounts were drawn down under the revolving credit facility in the three and nine months ended September 30, 2019 and as at September 30, 2019, the balance is nil.
(c) Senior Notes
On December 10, 2012, the Company completed an offering of $600 million senior notes (“the 2012 notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The 2012 notes paid interest semi-annually on June 15 and December 15. The 2012 notes were redeemed in whole for cash by the Company on June 12, 2019 using proceeds from the senior secured notes and the TARCA term loan, together with cash on hand. $18,069 of accrued interest was also paid upon redemption. $3,035 of unamortized deferred financing costs relating to the 2012 notes were expensed as interest and financing costs upon redemption (note 8(b)).

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

7. Revenue
For the three months ended September 30, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - dore	$53,202	$46,094	$—	$99,296
Gold revenue - concentrate	38,644	—	9,266	47,910
Silver revenue - dore	291	208	—	499
Silver revenue - concentrate	881	—	3,969	4,850
Lead concentrate	—	—	6,026	6,026
Zinc concentrate	—	—	9,249	9,249
Revenue from contracts with customers	$93,018	$46,302	$28,510	$167,830
Gain on revaluation of derivatives in trade receivables	2,674	—	1,752	4,426
	$95,692	$46,302	$30,262	$172,256

For the three months ended September 30, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total

Gold revenue - dore	$41,234	$—	$41,234
Gold revenue - concentrate	27,358	7,404	34,762
Silver revenue - dore	251	—	251
Silver revenue - concentrate	545	1,219	1,764
Lead concentrate	—	1,484	1,484
Zinc concentrate	—	—	—
Revenue from contracts with customers	$69,388	$10,107	$79,495
Gain on revaluation of derivatives in trade receivables	—	1,575	1,575
	$69,388	$11,682	$81,070

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

7. Revenue (continued)
For the nine months ended September 30, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - dore	$123,090	$78,462	$—	$201,552
Gold revenue - concentrate	111,011	—	39,204	150,215
Silver revenue - dore	826	358	—	1,184
Silver revenue - concentrate	2,035	—	12,023	14,058
Lead concentrate	—	—	20,987	20,987
Zinc concentrate	—	—	33,910	33,910
Revenue from contracts with customers	$236,962	$78,820	$106,124	$421,906
Gain on revaluation of derivatives in trade receivables	2,899	—	1,153	4,052
	$239,861	$78,820	$107,277	$425,958

For the nine months ended September 30, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total

Gold revenue - dore	$185,568	$—	$185,568
Gold revenue - concentrate	94,008	33,181	127,189
Silver revenue - dore	948	—	948
Silver revenue - concentrate	2,373	6,500	8,873
Lead concentrate	—	17,574	17,574
Zinc concentrate	—	23,550	23,550
Revenue from contracts with customers	$282,897	$80,805	$363,702
Gain on revaluation of derivatives in trade receivables	—	2,444	2,444
	$282,897	$83,249	$366,146

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

8. Other income & finance costs

	Three months ended September 30,		Nine months ended September 30,
(a) Other income	2019	2018	2019	2018

(Loss) gain on disposal of assets	$(49)	$1	$(1,062)	$129
Gain on derivatives and other investments	—	2,326	—	4,520
Interest and other income	920	3,957	4,146	9,229
Income from royalty sale	—	—	8,075	—
	$871	$6,284	$11,159	$13,878

In June 2019, the Company recognized other income of $8,075 from the sale of a 2.5% net smelter return royalty interest ("NSR") on a property in Turkey. The NSR had a carrying value of nil. Consideration for the sale was $8,075, of which $1,538 was received in cash in June 2019 and the remaining $6,537 is recorded in accounts receivable at September 30, 2019. Of the remaining proceeds, $5,000 was settled through the transfer of a mineral property license to the Company in October and $1,537 will be settled in cash in December.

	Three months ended September 30,		Nine months ended September 30,
(b) Finance costs	2019	2018	2019	2018

Asset retirement obligation accretion	$633	$510	$1,899	$1,529
Interest on the senior secured notes	7,907	—	10,185	—
Interest on the term loan	3,057	—	3,959	—
Interest on the 2012 notes	—	9,736	17,526	29,208
Write-off of unamortized transaction costs of 2012 notes and ARCA (note 6(b)(c))	—	—	3,559	—
Other interest and financing costs	1,573	443	4,007	1,398
Total finance costs	$13,170	$10,689	$41,135	$32,135
Less: Capitalized interest	—	9,850	3,848	24,022
	$13,170	$839	$37,287	$8,113
During the three months ended March 31, 2019, the Company capitalized $3,848 of interest relating to the 2012 notes in property, plant and equipment at the Lamaque mine while this operation was in the pre-commercial production phase. No interest was capitalized subsequent to March 31, 2019 following the declaration of commercial production at Lamaque mine (note 2b). No interest on the 2012 notes was capitalized at Skouries in the three and nine months ended September 30, 2019 following this operation's transition to care and maintenance. For the three and nine months ended September 30, 2018, the Company capitalized $9,850 and $24,022 of interest, respectively at Skouries and Lamaque.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

9. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
As at September 30, 2019, there were 158,461,993 voting common shares outstanding (December 31, 2018 – 158,293,595).
The Company has established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $125 million worth of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until September 26, 2021.

10. Share-based payments
Share based payments expense consists of:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Share options	$772	$872	$2,341	$2,523
Restricted shares with no performance criteria	386	369	1,221	1,055
Restricted shares with performance criteria	342	58	850	120
Deferred units	649	(281)	2,033	306
Performance shares	578	562	1,682	1,738
	$2,727	$1,580	$8,127	$5,742

(a)    Share option plans
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum exercise term and settled in shares of the Company when vested and exercised. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2019
	Weighted average exercise price Cdn$	Number of options
At January 1,	22.56	5,591,228
Granted	5.68	2,234,315
Exercised	6.20	(38,133)
Expired	38.57	(703,330)
Forfeited	22.74	(1,135,016)
At September 30,	14.39	5,949,064

As at September 30, 2019, a total of 3,532,392 options (December 31, 2018 – 3,928,361) were available to grant under the Plan.
As at September 30, 2019, 2,935,645 share purchase options (September 30, 2018 – 3,651,390) with a weighted average exercise price of Cdn$21.95 (September 30, 2018 – Cdn$28.25) had vested and were exercisable.

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Share-based payments (continued)
(b)    Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at September 30, 2019, 377,862 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 391,092 RSUs with no performance criteria with an average grant-date fair value of Cdn$5.68 per unit were granted during the nine months ended September 30, 2019 under this plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the nine months ended September 30, 2019 and 2018 is as follows:

	2019	2018
At January 1,	333,119	341,198
Granted	391,092	210,990
Redeemed	(130,281)	(181,491)
Forfeited	(17,766)	(30,543)
At September 30,	576,164	340,154

As at September 30, 2019, 36,424 restricted share units are fully vested and exercisable (December 31, 2018 – 29,371).
ii. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 412,473 RSUs with performance criteria were granted under this plan during the nine months ended September 30, 2019 with an average grant date fair value of Cdn$5.68 per unit. The fair value of each RSU issued is determined as the closing share price at grant date.

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Share-based payments (continued)
A summary of the status of the RSUs with performance criteria and changes during the nine months ended September 30, 2019 and 2018 is as follows:

	2019	2018
At January 1,	152,927	—
Granted	412,473	167,976
Redeemed	—	—
Forfeited	(38,695)	—
At September 30,	526,705	167,976

(c)    Deferred unit plan
The Company has an Independent Directors Deferred Unit Plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date.
At September 30, 2019, 361,475 DUs were outstanding (December 31, 2018 – 234,125) with a fair value of $2,787, which is included in accounts payable and accrued liabilities (December 31, 2018 – $686). The fair value was determined based on the closing share price at September 30, 2019.
(d)    Performance share unit plan
The Company has a Performance Share Unit Plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable in cash equal to the market value of the vested PSUs as of the Redemption Date, by issuance of common shares of the Company equal to the number of vested PSUs, or a combination of cash and issuance of common shares equal to the market value of the vested PSUs.
A total of 264,083 PSUs were granted during the nine months ended September 30, 2019 under the PSU Plan. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 626,000.
Movements in the PSUs during the nine months ended September 30, 2019 and 2018 are as follows:

	2019	2018
At January 1,	484,899	381,293
Granted	264,083	254,000
Expired	(133,043)	(118,605)
Forfeited	—	(39,311)
At September 30,	615,939	477,377

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Changes in non-cash working capital
Accounts receivable and other	$8,859	$18,560	$13,646	$12,669
Inventories	(13,550)	1,714	(8,172)	16,423
Accounts payable and accrued liabilities	(7,037)	(4,636)	(12,435)	(26,892)
Total	$(11,728)	$15,638	$(6,961)	$2,200

12. Commitments
As at September 30, 2019:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total

Debt	$33,333	$133,333	$333,334	$—	$500,000
Purchase obligations	29,933	2,043	562	—	32,538
Leases	10,942	16,628	3,398	1,337	32,305
Mineral properties	5,937	11,966	11,948	19,053	48,904
Totals	$80,145	$163,970	$349,242	$20,390	$613,747

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Purchase obligations relate primarily to mine development expenditures at Olympias and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. The table does not include interest on debt.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

13. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at September 30, 2019 include marketable securities of $3,357 (December 31, 2018 – $2,572), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $34,094 (December 31, 2018 – $5,243) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss, and a derivative asset of $1,373 related to redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue. No liabilities are measured at fair value on a recurring basis as at September 30, 2019.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the derivative asset and the fair market value of the Company's senior secured notes (note 6(a)). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company’s derivative asset is based on models using observable interest rate inputs and the fair value of the Company’s senior secured notes is based on observable prices in inactive markets. For all other financial instruments, carrying amounts approximate fair value.

14. Disposal group held for sale
In June 2019, management committed to a plan to sell its Vila Nova iron ore mine in Brazil, which was placed on care and maintenance in late 2014 pending a recovery in iron ore prices. Accordingly, the mine is presented as a disposal group held for sale. Efforts to sell the disposal group are underway and a sale is expected within the next twelve months.
As at September 30, 2019, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities.

September 30, 2019
Cash	$263
Accounts receivable and other	638
Property, plant and equipment and iron ore inventory	11,690
Assets held for sale	$12,591

Accounts payable and accrued liabilities	$112
Asset retirement obligations	4,095
Liabilities associated with assets held for sale	$4,207

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

14. Disposal group held for sale (continued)
Impairment charges of $34,443 were applied to Vila Nova property, plant and equipment and iron ore inventory in 2015, reducing the carrying value to $nil. As a result of the plan to sell Vila Nova, the Company recorded an impairment reversal of $11,690 in June 2019 to record the property, plant and equipment and iron ore inventory at its estimated fair value of $9,000. At September 30, 2019, the fair value measurement for the disposal group was reduced to $8,384, corresponding to a decrease in working capital. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected consideration of a sale.

15. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2019, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque mine and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

15. Segment information (continued)

For the three months ended September 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total
Earnings and loss information
Revenue	$95,692	$46,302	$30,262	$—	$—	$—	$172,256
Production costs	33,463	15,837	35,513	—	—	—	84,813
Depreciation	17,129	14,493	9,029	—	—	(634)	40,017
Earnings (loss) from mine operations	$45,100	$15,972	$(14,280)	$—	$—	$634	$47,426

Other significant items of income and expense
(Write-up) write-down of assets	(414)	—	—	—	—	—	(414)
Exploration and evaluation expense	524	421	228	1,131	74	396	2,774
Income tax expense (recovery)	9,542	4,295	(524)	1,088	1,487	—	15,888

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$11,881	$22,769	$9,316	$3	$1,012	$14	$44,995

* Presented on an accrual basis; excludes right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019 (note 3).

For the three months ended September 30, 2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total
Earnings and loss information
Revenue	$69,388	$—	$11,682	$—	$—	$—	$81,070
Production costs	42,080	—	13,986	—	—	—	56,066
Depreciation	14,293	—	5,837	—	—	127	20,257
Earnings (loss) from mine operations	$13,015	$—	$(8,141)	$—	$—	$(127)	$4,747

Other significant items of income and expense
Impairment loss on property, plant and equipment	$117,570	$—	$—	$—	$—	$—	$117,570
Write-down of assets	536	—	—	—	—	—	536
Exploration and evaluation expense	270	(936)	3,841	4,121	331	387	8,014
Income tax expense (recovery)	3,029	(548)	(1,331)	(1,207)	718	—	661

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$15,351	$45,041	$20,564	$10	$1,279	$7	$82,252
Capitalized interest (note 8(b))	—	3,471	6,379	—	—	—	9,850

* Presented on an accrual basis.

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

15. Segment information (continued)

For the nine months ended September 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total
Earnings and loss information
Revenue	$239,862	$78,820	$107,276	$—	$—	$—	$425,958
Production costs	96,615	29,385	111,630	—	—	—	237,630
Depreciation (note 4)	44,420	24,920	31,807	—	—	—	101,147
Earnings (loss) from mine operations	$98,827	$24,515	$(36,161)	$—	$—	$—	$87,181

Other significant items of income and expense
Reversal of impairment (note 14)	$—	$—	$—	$—	$11,690	$—	$11,690
Write-down of assets	13	—	—	—	—	—	13
Exploration and evaluation expense	1,429	1,004	3,080	3,602	302	1,251	10,668
Income tax expense (recovery)	28,047	3,931	(3,643)	390	1,205	—	29,930

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$35,350	$53,190	$23,480	$11	$2,641	$23	$114,695
Capitalized interest (note 8(b))	—	3,848	—	—	—	—	3,848

Information about assets and liabilities
Property, plant and equipment	$701,383	$606,925	$2,064,896	$415,323	$203,946	$4,594	$3,997,067
Goodwill	—	92,591	—	—	—	—	92,591
	$701,383	$699,516	$2,064,896	$415,323	$203,946	$4,594	$4,089,658

Debt	$—	$—	$—	$—	$—	$483,088	$483,088

* Presented on an accrual basis; excludes right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019 (note 3).

(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

15. Segment information (continued)

For the nine months ended September 30, 2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total
Earnings and loss information
Revenue	$282,897	$—	$83,249	$—	$—	$—	$366,146
Production costs	143,012	—	66,133	—	—	—	209,145
Depreciation	61,395	—	22,200	—	—	332	83,927
Earnings (loss) from mine operations	$78,490	$—	$(5,084)	$—	$—	$(332)	$73,074

Other significant items of income and expense
Impairment loss on property, plant and equipment	$117,570	$—	$—	$—	$—	$—	$117,570
Write-down of assets	1,386	—	—	—	—	—	1,386
Exploration and evaluation expense	889	72	11,912	11,012	1,467	1,316	26,668
Income tax expense (recovery)	35,443	(4,027)	(4,295)	(2,243)	4,446	—	29,324

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$42,099	$95,904	$68,556	$339	$4,998	$780	$212,676
Capitalized interest (note 8(b))	—	5,716	18,306	—	—	—	24,022

* Presented on an accrual basis.

For the year ended December 31, 2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total
Information about assets and liabilities
Property, plant and equipment	$721,449	$582,895	$2,063,798	$416,197	$203,075	$1,062	$3,988,476
Goodwill	—	92,591	—	—	—	—	92,591
	$721,449	$675,486	$2,063,798	$416,197	$203,075	$1,062	$4,081,067

Debt	$—	$—	$—	$—	$—	$595,977	$595,977

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